Gaia, Inc.

833 West South Boulder Road

Louisville, Colorado 80027

October 17, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gaia, Inc. – Acceleration Request – Registration Statement on Form S-3 (No. 333-213895)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gaia, Inc., a Colorado corporation (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:30 p.m., Eastern Time, on October 19, 2016, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

Very truly yours,

GAIA, INC.

By:	/s/ Paul Tarell
Name:	Paul Tarell
Title:	Chief Financial Officer